[BAKER & MCKENZIE LETTERHEAD]
June 2, 2010
VIA EDGAR AND FACSIMILE
H. Christopher Owings, Esq.
Assistant Director
Andrew Blume
Staff Accountant
Ronald E. Alper, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sims Metal Management Limited Forms 20-F and 20-F/A for the fiscal year ended June 30, 2009 Filed November 12, 2009 and April 14, 2010 Form 6-K Filed February 23, 2010 File No. 001-33983
Gentlemen:
     On behalf of our client, Sims Metal Management Limited (the “Company”), we refer to your letter of May 28, 2010 to Frank M. Moratti, the Company Secretary and General Counsel of the Company, setting forth the comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission to the Forms 20-F and 20-F/A for the fiscal year ended June 30, 2009 filed by the Company with the Commission on November 12, 2009 and April 14, 2010, respectively, and the Form 6-K filed by the Company with the Commission on February 23, 2010.
     In order to provide the Company with sufficient time in which to prepare its response to your letter, on behalf of the Company we hereby request that the Company be permitted to file its response on or prior to June 18, 2010.
     Please contact the undersigned should you have any questions regarding the foregoing request.

Sincerely,
/s/Craig A. Roeder
Craig A. Roeder